A2Z Smart Technologies announce manufacturing agreement for its Cust2Mart Smart Shopping Cart with Avco Systems Integration Ltd. a leading manufacturing company in Israel

TEL AVIV, ISRAEL / ACCESSWIRE / April 28, 2021 A2Z Smart Technologies Corp. ("**A2Z**" or the "**Company**") (TSXV:AZ)(OTCQB: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has signed a manufacturing contract with AVCO Systems Integrations Ltd. ("**Avco**"), whereby Avco will manufacture A2Z's cust2mte smart shopping carts.

Avco, in conjunction with A2Z, have set up a dedicated manufacturing and assembly line within Avco's facilities with the primary focus on providing the initial orders to the Yochananoff stores in the coming weeks and the carts needed for the previously announced pilot in Abu Dhabi, United Arab Emirates .

Avco Systems Integration Ltd. is a premier provider of high precision machining and assemblies for the aerospace, defense, technology and medical industries. Avco delivers parts for aerospace projects including Boeing 787, Gulfstream G-280, F-15, F-16, F-18, and complex assemblies for HP-Indigo's wide portfolio of digital press machines. In the defense industry, Avco parts are used in the Iron Dome and Arrow missile. The company is a leader in the UAV industry, delivering parts for IAI and Elbit Systems. (www.avco.co.il

Mr. Rafael Yam, CEO of Cust2mate stated "This agreement gives cust2mate significant manufacturing capabilities to perform on our already existing demands for the product. Our ability to manufacture on such scale will allow us to support and execute our future orders and business plan."

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

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This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com